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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1F
                             TENDER OFFER STATEMENT
                            PURSUANT TO RULE 14d-1(b)
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                             NOMA INDUSTRIES LIMITED
                            (Name of Subject Company)

                                 ONTARIO, CANADA
        (Jurisdiction of Subject Company's Incorporation or Organization)

                         THE GENERAL CHEMICAL GROUP INC.
                                    (Bidder)

                      CLASS A NON-VOTING SHARES AND CLASS B
                            SHARES OF CAPITAL STOCK
                         (Title of Class of Securities)

       CLASS A NON-VOTING SHARES: 655316305     CLASS B SHARES: 655316404
              (CUSIP Number of Class of Securities (if applicable))


                              TODD M. DUCHENE, ESQ.
                         THE GENERAL CHEMICAL GROUP INC.
                                  LIBERTY LANE
                                HAMPTON, NH 03842
                            TELEPHONE: (603) 926-5911
 (Name, address and telephone number of person(s) authorized to receive notices and communications on behalf of bidder)


                                 MARCH 11, 1999
      (Date tender offer first published, sent or given to securityholders)

                                   COPIES TO:

                            WILLIAM V. BUCCELLA, ESQ.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                                BOSTON, MA 02109
                            TELEPHONE: (617) 570-1000
                                 ---------------


                            CALCULATION OF FILING FEE

          Transaction Valuation         Amount of Filing Fee
          ---------------------         --------------------
            US $1,024,823.70(1)            US $205.00(1)


(1) The fee has been calculated pursuant to the instructions for Schedule 14D-1F in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis of an aggregate 166,638 Class Non-Voting A and Class B shares of capital stock of Noma Industries Limited estimated to be held by United States residents on March 11, 1999 as reported by the transfer agent of Noma Industries Limited, and a price per share of Cdn. $9.25 being the negotiated price per share, as described herein.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       Registration No.: ________________
Filing Party:___________________________________________________________________
Form:                                         Date Filed:_______________________

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                                     PART I

                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENTS

         Document 1:  Offer to Purchase for Cash All Outstanding Class A
                      Non-Voting and Class B Shares of Noma Industries Limited for Cdn. $9.25 per share by Noma Acquisition Corp. (the "Offering Circular").

         Document 2:  Directors' Circular Recommending Acceptance of the Offer
                      by Noma Acquisition Corp. to Purchase All of the Class A Shares and Class B Shares of Noma Industries Limited.

         Document 3:  Letter of Transmittal.

         Document 4:  Notice of Guaranteed Delivery.

ITEM 2.  INFORMATIONAL LEGENDS

         Please see cover page of the Offering Circular


                                     PART II

               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1)      Not Applicable.

(2)      Not Applicable.

(3)      Not Applicable.


                                    PART III

                 UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS


1.  UNDERTAKINGS

         The bidder undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

         The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.


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                                     PART IV

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    March 11, 1999                THE GENERAL CHEMICAL GROUP INC.




                                            By:  /s/   Todd M. DuChene
                                               --------------------------------
                                               Todd M. DuChene
                                               Secretary